SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to ______________ to ______________

Commission file number ________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Westmoreland Coal Company, 2 North Cascade Ave., 14th Floor, Colorado Springs, CO 80903

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: ______________________

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Affiliated Companies Employees Savings/Retirement Plan

July 15, 2002
Date

Lorna M. Souther
Lorna M. Souther
Plan Administrator

Consent of Independent Auditors

The Savings/Retirement Plan Administrative Committee
Westmoreland Coal Company and Affiliated Companies:

We consent to incorporation by reference in the registration statement (No. 333-56904) on Form S-8 of Westmoreland Coal Company of our report dated June 29, 2002 relating to the statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan as of December 31, 2001 and 2000, and the statements of changes in net assets available for distribution to participants for the four-month period ended December 31, 2000 and the related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Westmoreland Coal Company and Affiliated Companies Employees Savings/Retirement Plan.

KPMG LLP

KPMG LLP

Denver, Colorado
July 12, 2002

KPMG

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Table of Contents

Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Savings/Retirement Plan Administrative Committee
Westmoreland Coal Company and Affiliated Companies:

We have audited the accompanying statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for distribution to participants for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Plan as of December 31, 2001 and 2000, and the change in net assets available for distribution to participants for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
June 29, 2002

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Statements of Net Assets Available for Distribution to Participants

December 31, 2001 and 2000

	2001	2000
Investments at fair value:		
Westmoreland Common Stock Fund:		
Westmoreland Common Stock	$ 1,778,505	543,850
Temporary Investment Fund	26,774	10,396
	1,805,279	554,246
Westmoreland Preferred Stock Fund:		
Westmoreland Preferred Stock	186,618	10,025
Temporary Investment Fund	4,043	583
	190,661	10,608
Common/collective trust funds	7,625,386	3,004,040
Participant loans	486,177	50,566
Total investments	10,107,503	3,619,460
Receivables:		
Participant contributions	86,014	—
Employer contribution	35,785	—
	121,799	—
Net assets available for distribution to participants	$ 10,229,302	3,619,460

See accompanying notes to financial statements.

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Statement of Changes in Net Assets Available for Distribution to Participants

Year ended December 31, 2001

Additions to net assets attributed to:		
Company contributions	$	718,464
Employee contributions		1,964,027
Participant rollover contributions		3,973,283
Loan balances transferred in		502,773
		7,158,547
Investment income (loss):		
Interest and dividends		84,412
Net depreciation of investments, including realized and unrealized gains and losses		(211,935)
Total additions		7,031,024
Deductions from net assets attributed to:		
Distributions to participants		372,435
Loan distribution		48,747
Net decrease		6,609,842
Net assets available for distribution to participants:		
Beginning of year		3,619,460
End of year	$	10,229,302

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan (the Plan) is a defined contribution plan sponsored by Westmoreland Coal Company and its affiliated companies (the Company or Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for distribution to participants and changes in those net assets.

The Plan was amended to change the plan year from an August 31 year-end to a December 31 year-end beginning with the plan year January 1, 2001 to December 31, 2001.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for participant benefits during the reporting period. Actual results could differ significantly from those estimates.

(b) Investments

Westmoreland common and preferred stocks are recorded at quoted market values.

The Dreyfus Cash Management Fund, Dreyfus Capital Preservation Fund, Temporary Investment Funds, and participant loans are valued at cost, which approximates fair value.

The Dreyfus Short-Intermediate Government Fund, Dreyfus Disciplined Stock Fund, Dreyfus S&P 500 Stock Fund, Dreyfus New Leaders Fund, Dreyfus International Growth Fund, Janus Adviser Balanced Account, S&P 500 Index Fund, Large Cap Value/John A. Levin & Co. Fund, Large Cap Growth/Morgan Stanley Fund, Small Cap Growth/Times Square Fund, Small Cap Value/Berger Fund, International Blend/Bank of Ireland Fund, and CIGNA Lifetime Funds are recorded at fair value based upon quoted market prices of the securities underlying the funds.

Investments in the Guaranteed Income Fund are recorded at contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in these funds is estimated to be approximately equal to the contract value at December 31, 2001. The average yield of the Guaranteed Income Fund for the year ended December 31, 2001 was 5.99%. The interest rate at December 31, 2001 was 5.99%.

The Company is restricted by certain debt covenants from paying dividends on its common stock. Further payment of common stock dividends is not permitted until preferred stock dividend arrearages, discussed below, are satisfied.

(Continued)

The Company preferred stock dividends of 8.5% per annum were paid in 1993 and the first two quarters of 1994. From that time through December 31, 2001, dividends have not been declared or paid and are cumulatively in arrears. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2001 and 2000 totaled $92,568 and $6,235, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Gains and losses on sale of investments are determined using the average cost method. Changes in market values after the Plan year end are not reflected in the accompanying financial statements.

(2) Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is administered by a Plan administrative committee, which is appointed by the board of directors of the Company. The trustee, Mellon Bank, N.A. (prior to April 1, 2001) and Connecticut General Life Insurance Company (effective April 1, 2001), has full responsibility for the control and management of the assets of the Plan. All trustee fees, administrative costs, and investment fees of the Plan are paid by the Company.

All active, full-time employees, not subject to collective bargaining agreements unless specifically negotiated, who have completed at least three months of continuous service (500 hours of service) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

(b) Contributions

Participants may contribute between 1% and 22% of their base compensation. The participant's maximum contribution is limited by the Internal Revenue Code to $10,500 for the calendar year 2001. The Company matches employee contributions under the Plan in an amount equal to 50% of the employee contributions, not to exceed 2.5% of base compensation, prior to April 1, 2001, and 3.0% effective April 1, 2001. During the year, the plan also experienced a significant increase in the number of participants as a result of the Company's acquisitions. As a result, each location is subject to its own Company matching structure. Refer to Note 3 for further discussion.

On April 1, 2001, the Company amended its plan to change its plan administrator and trustee, respectively, from Dreyfus Retirement Services and Mellon Bank, N.A., to CIGNA Retirement and Investment Services (CIGNA) and Connecticut General Life Insurance Company (CG Life). In conjunction with the change in plan administrator and trustee, the Company also changed the matching contribution from cash to newly issued Company stock.

(Continued)

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***Distributions***

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(e) ***Vesting***

Participants are vested in the balance in their accounts, including shares and cash attributable to the Company's contributions, except for new participants hired subsequent to the acquisitions on April 30, 2001 and May 11, 2001. Vesting for new participants in the Company's matching is based on years of continued service. A new participant is 50% vested after one year and 100% vested after two.

(3) Acquisitions

On April 30, 2001 and May 11, 2001, respectively, the Company, through its separate wholly-owned subsidiary Westmoreland Mining LLC (WML), completed the acquisitions of the coal business of The Montana Power Company (Montana Power) and the coal operations of Knife River Corporation (a subsidiary of MDU Resources Group, Inc.). As a result of the acquisitions, the new employees transitioned from their previous plans to the Company's plan. Because the employees of the acquired entities participated in a consolidated plan, the transition was not considered a plan to plan transfer. Each employee was given the option to transfer his/her investments to the Company's plan, rollover into another investment vehicle or remain in the previous plan.

As part of the requirements of the acquisitions, each entity acquired was provided with benefits at least equal to its previous plan. Therefore, each entity maintained its previous benefit structure until the Company could amend and finalize a consolidated plan to include all entities. An outline of each acquired entity's Company matching structure is as follows:

Dakota Westmoreland Corp. (DWC) and WCCO-KRC Acquisition Corporation (Savage) –
50% of the employee contributions, not to exceed 3.0% of base compensation

Northwestern Resources Co. (NWR) –
< 5 years of service, 70% of employee contributions, not to exceed 1.4% of base compensation
5-9 years of service, 70% of employee contributions, not to exceed 2.8% of base compensation

10+ years of service, 70% of employee contributions, not to exceed 4.2% of base compensation

Western Energy Company (WECO) –
100% of employee contributions, not to exceed 4% of base compensation.

Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

In anticipation of the acquisitions, the Company elected to change its plan administrator and trustee, respectively, from Dreyfus Retirement Services and Mellon Bank, N.A., to CIGNA Retirement and Investment Services (CIGNA) and Connecticut General Life Insurance Company (CG Life). In conjunction with the change in plan administrator and trustee, the Company also changed the matching contribution from cash to newly issued Company stock to maintain consistency across the entities.

(4) Participant Loans

Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant's account balance to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to the prime rate plus 1% as of the loan application date. Loans for a primary residence may be repaid over a period of up to 20 years. Principal repaid and interest paid are credited to the participant's accounts. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2001 and 2000 range from 6.00% to 10.5%.

As a result of the acquisitions, employees with existing loan balances were permitted to rollover their balances into the Company's plan and are subject to the terms above.

(5) Income Taxes

The Plan obtained its latest determination letter February 2, 1996, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving this letter. However, in the opinion of the plan administrator, the Plan is being operated within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6) Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

(Continued)

(7) Investments

Investments representing 5% or more of net assets available for distribution to participants as of December 31, 2001 and 2000 are as follows:

		2001	2000
Westmoreland Common Stock Fund	$	1,805,279	554,246
Dreyfus Cash Management Fund		—	482,003
Dreyfus Disciplined Stock Fund		—	428,097
Dreyfus S&P 500 Stock Fund		—	1,565,091
Dreyfus New Leaders Fund		—	285,777
Guaranteed Income Fund		1,286,580	—
CIGNA Lifetime 40 Fund		559,777	—
CIGNA Lifetime 30 Fund		517,310	—
Janus Adviser Balanced Account		668,630	—
S&P 500 Index Fund		1,555,965	—
Large Cap Growth/Morgan Stanley Fund		739,017	—
Small Cap Growth/Times Square Fund		550,641	—

Net appreciation (depreciation) of investments, including realized and unrealized gains and losses for the year ended December 31, 2001 are as follows:

		2001
Westmoreland Common Stock Fund	$	(187,084)
Westmoreland Preferred Stock Fund		(25,902)
Common/collective trust funds		1,051
	$	(211,935)

Participants may direct their contributions (both employer and employee contributions) to invest in any combination of the following, however, effective April 1, 2001, employer matching contributions are only made in Company stock and may not be redirected:

Westmoreland Common Stock Fund – Newly issued Westmoreland Coal Company common stock is issued at the prevailing price on the open market. Any cash dividends paid are used to issue additional shares of Westmoreland common stock. The Westmoreland Common Stock Fund held 130,772 and 59,600 shares of Westmoreland common stock at December 31, 2001 and 2000, respectively. The market value of the stock on these dates was $13.60 and $9.125 per share, respectively.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Westmoreland Preferred Stock Fund – This fund provides the participant the option to invest in Westmoreland Coal Company preferred stock, which offers a cumulative dividend that is preferential to its common stock. The Westmoreland Preferred Stock Fund held 6,221 and 489 shares of Westmoreland preferred stock at December 31, 2001 and 2000, respectively. The market value of the stock on these dates was $30.00 and $20.50 per share, respectively.

Temporary Investment Funds – These funds hold temporary cash investments maintained by the custodian pending the purchase of or investment in participant directed investments.

Guaranteed Income – This fixed income fund invests in diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account.

Janus Adviser Balanced Account – This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. The fund assets are shifted between growth and income components of the Funds' portfolio, based on portfolio management's analysis of relevant market, financial, and economic conditions.

S&P 500 Index Fund – This fund seeks to provide long-term growth of capital and income by resembling the composition of the S&P 500 index.

Large Cap Value/John A. Levin & Co. Fund – The fund seeks to consistently achieve appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. The investment style of the fund emphasizes the preservation of capital, avoidance of risk and control of volatility.

Large Cap Growth/Morgan Stanley Fund – The fund seeks to provide capital appreciation with minimal focus on income by investing in predominantly equity securities.

Small Cap Growth/Times Square Fund – This fund seeks to achieve long-term capital appreciation by investing in both common and preferred stock of U.S. companies. The fund focuses on growing companies with new product developments or technological breakthroughs.

Small Cap Value/Berger Fund – This fund seeks to provide long-term capital appreciation by investing primarily in the common stock of well-established companies located outside the U.S.

CIGNA Lifetime Funds – All CIGNA Lifetime funds are funds that change with a person's age and seek to provide appropriate asset allocations based on the person's age. All of the funds invest in a mix of small cap stock, large cap stock, global international stock and fixed income securities. Additionally, the allocation between stocks and bonds changes from lifetime fund and the percentage of bonds investments is higher as age increases.

WESTMORELAND COAL COMPANY AND AFFILIATED COMPANIES EMPLOYEES' SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001

(8) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Year Ended December 31, 2001

		Participant Directed Funds	Westmoreland Common Stock	Westmoreland Preferred Stock	Total
Net assets available for Plan benefits at December 31, 2000	$	3,054,606	554,246	10,608	3,619,460
Additions (deductions) to net assets attributed to:					
Company contributions		48,604	669,860	—	718,464
Employee contributions		1,698,333	181,263	84,431	1,964,027
Participant rollover contributions		3,724,141	123,728	125,414	3,973,283
Loan balances transferred in		502,773	—	—	502,773
Investment income (loss):					
Interest and dividends		81,718	2,173	521	84,412
Net depreciation of investments, including realized and unrealized gains and losses		1,051	(187,084)	(25,902)	(211,935)
Distributions to participants, net of expenses		(368,992)	(3,443)	—	(372,435)
Loan distributions		(48,747)	—	—	(48,747)
Participant directed common/preferred stock		(460,125)	464,536	(4,411)	—
Net decrease		5,178,756	1,251,033	180,053	6,609,842
Net assets available for Plan benefits at December 31, 2001	$	8,233,362	1,805,279	190,661	10,229,302

See accompanying notes to financial statements.

(9) Forfeitures

Forfeitures due to a participant's withdrawal prior to full vesting of employer contributions are used to reduce the Company's contributions. Forfeitures in 2001 and 2000 were $347 and nil.

**WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, or other similar party		Fair value
Equity securities:		
* Westmoreland Preferred Stock, 6,221 shares (historical cost basis – $218,486)	$	186,618
* Westmoreland Common Stock, 130,772 shares (historical cost basis – $1,979,910)		1,778,505
* Temporary Investment Fund		30,817
		1,995,940
Common/collective trust funds:		
* Guaranteed Income Fund		1,286,580
* Cigna Lifetime 60 Fund		48,762
* Cigna Lifetime 50 Fund		456,738
* Cigna Lifetime 40 Fund		559,777
* Cigna Lifetime 30 Fund		517,310
* Cigna Lifetime 20 Fund		307,693
* Janus Adviser Balanced Account		668,630
* S&P 500 Index Fund		1,555,965
* Large Cap Value/John A. Levin and Co. Fund		406,582
* Large Cap Growth/Morgan Stanley Fund		739,017
* Small Cap Growth/Times Square Fund		550,641
* Small Cap Value/Berger Fund		363,709
* International Blend/Bank of Ireland Fund		163,982
		7,625,386
Participant loans (interest rates ranging from 6.00% to 10.50%)		486,177
Total investments	$	10,107,503

* Denotes party-in-interest

Note: Information on cost of investments is excluded for participant-directed investments.

See accompanying independent auditors' report.